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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNOVA, Inc.
(Name of Subject Company (Issuer))

UNOVA, Inc. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Options to purchase common stock, $.01 par value per share,
granted from June 1, 1999, through May 31, 2000
(Title of Class of Securities)

91529B106
(Underlying common stock)
(CUSIP Number of Class of Securities)

Daniel S. Bishop
Senior Vice President, General Counsel and Secretary
UNOVA, Inc.
21900 Burbank Boulevard
Woodland Hills, California 91367-7418
(818) 992-3000

with a copy to:
Eric Honick, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,829,242	$565.84

* Calculated solely for the purpose of determining the filing fee. This amount assumes that options to purchase 1,394,000 shares of common stock of UNOVA, Inc., having an aggregate value of $2,829,242 as of August 22, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes options pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party: ____________
Form or Registration No.: ____________	Date Filed: ____________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third-party tender offer subject to Rule 14d-1.

    /x/ issuer tender offer subject to Rule 13e-4.

    / / going private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Item 1. Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 24, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is UNOVA, Inc., a Delaware corporation, and the address and telephone number of its principal executive office are 21900 Burbank Boulevard, Woodland Hills, California 91367-7418, (818) 992-3000. The information set forth in the Offer to Exchange under Section 9 ("Information About UNOVA, Inc.") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by UNOVA to its employees to exchange, for incentive purposes, all options granted during the period June 1, 1999, through May 31, 2000, under UNOVA's 1999 Stock Incentive Plan to purchase shares of UNOVA's common stock for shares of UNOVA's restricted common stock that will be granted under the company's 2001 Stock Incentive Plan or 1999 Stock Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter, attached hereto as Exhibit (a)(2). All of the option plans are considered employee benefit plans as defined in Rule 405 under the Securities Act. As of August 22, 2001, there were options to purchase 1,394,000 shares of UNOVA's common stock outstanding and eligible to participate in this offer. The information set forth in the Offer to Exchange under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of UNOVA, Inc.") is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The Offer is being conducted for incentive purposes, as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 9 ("Information About UNOVA, Inc.") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 10 and Exhibit I of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information About UNOVA, Inc.") and Section 17 ("Additional Information"), on pages F-1 through F-24 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and on pages 1 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1) Offer to Exchange, dated August 24, 2001.

(a)(2) Form of Cover Letter to Eligible Option Holders.

(a)(3) Form of Personal Election Form.

(a)(4) Form of Notice of Change of Election.

(a)(5) Form of Personal Statement

(a)(6) Form of Restricted Stock Agreement for U.S. Employees

(a)(7) Form of Restricted Stock Agreement for Non-U.S. Employees

(a)(8) UNOVA, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 23, 2001, and incorporated herein by reference.

(a)(9) UNOVA, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.

(b) Not applicable.

(d)(1) UNOVA, Inc., 2001 Stock Incentive Plan, filed as Exhibit B to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 8, 2001, and incorporated herein by reference.

(d)(2) UNOVA, Inc., 1999 Stock Incentive Plan, filed as Annex A to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 1999, and incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNOVA, INC.
By:	/s/ DANIEL S. BISHOP Daniel S. Bishop Senior Vice President, General Counsel and Secretary

Date: August 24, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated August 24, 2001.
(a)(2)	Form of Cover Letter to Eligible Option Holders.
(a)(3)	Form of Personal Election Form.
(a)(4)	Form of Notice of Change of Election.
(a)(5)	Form of Personal Statement
(a)(6)	Form of Restricted Stock Agreement for U.S. Employees
(a)(7)	Form of Restricted Stock Agreement for Non-U.S. Employees
(a)(8)	UNOVA, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 23, 2001, and incorporated herein by reference.
(a)(9)	UNOVA, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.
(d)(1)
UNOVA, Inc., 2001 Stock Incentive Plan, filed as Exhibit B to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 8, 2001, and incorporated herein by reference.
(d)(2)
UNOVA, Inc., 1999 Stock Incentive Plan, filed as Annex A to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 1999, and incorporated herein by reference.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS